SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)

WCA Waste Corporation

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

92926K103

 (CUSIP Number)

Joseph E. LoConti, 6140 Parkland Boulevard, Mayfield Heights, OH 44124 (440) 995-5600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 4 Pages

CUSIP No. 92926K103	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph E. LoConti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 589,384
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 589,384
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 589,384
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.6%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 3 of 4 Pages

Introduction.

This Amendment No. 1 to Schedule 13D is filed by Joseph E. LoConti relating to shares of common stock, par value $0.01 per share (the “Shares”), of WCA Waste Corporation (the “Company”).

Item 5.   Interest in Securities of the Issuer.

Items 5(a), (b), (c) and (e) are amended and supplemented as follows:

(a)         According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 16,536,097 Shares outstanding.

Mr. LoConti beneficially owns 589,384 Shares, which represents 3.6% of the Shares outstanding.  The number of Shares owned by Mr. LoConti does not include, and Mr. LoConti disclaims beneficial ownership of, any of the 211,491 Shares held as collateral by Something Better, LLC, of which Mr. LoConti owns a membership interest representing 40% of the equity.

(b)         Mr. LoConti has sole voting and dispositive power with respect to the 589,384 Shares owned by him.

(c)         Other than Mr. LoConti’s disposition of 482,000 Shares at a sale price of $4.00 per share in a privately-negotiated transaction on October 16, 2009, Mr. LoConti has not effected any other transactions in the Shares during the past 60 days.

(e)          On October 16, 2009, Mr. LoConti ceased to be the beneficial owner of more than 5% of the Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 23, 2009

/s/ Joseph E. LoConti
Joseph E. LoConti

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